Exhibit 12
LORAL SPACE & COMMUNICATIONS LTD., A DEBTOR IN POSSESSION
COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

	Three Months Ended
	March 31,

	2005	2004

	(In thousands)
	(Unaudited)
Loss from continuing operations before income taxes, equity losses in affiliates and minority interest	$(23,766)	$(67,504)
Plus fixed charges:
Interest expense	978	395
Interest component of rent expense(1)	1,570	1,891
Less: capitalized interest	—	(957)

Earnings available to cover fixed charges	(21,218)	(66,175)
Fixed charges	(2,548)	(2,286)

Deficiency of earnings to cover fixed charges	$(23,766)	$(68,461)

(1)	The interest component of rent expense is deemed to be approximately 25% of total rent expense.